Schedule “A” to the Letter of Intent

McEwen Capital - Rubicon
Term Sheet

1)
Rubicon (“RMX”) acquires for shares a 100% interest in certain properties (as set out in Schedule “B”) controlled by McEwen Capital Corporation or Evanachan Limited (“McEwen”) in Alaska (including properties currently optioned from Rimfire Minerals Corporation). The fair market values of these properties will be paid for by RMX by issuing RMX shares to McEwen at a deemed price of C$0.70 per RMX share.

2)
Lexam Explorations Inc. sells 100% of certain Nevada assets, (as set out in Schedule “C”) to be defined, for shares of RMX. The fair market value of these properties will be paid for by RMX by issuing RMX shares to Lexam at a deemed price of C$0.70 per RMX share.

3)
Contemporaneous with the closing of the transactions in paragraph one and two Rob McEwen and/or wholly owned companies will subscribe for a minimum of $10 MM of a private placement into RMX. Rob McEwen will, on a best efforts basis, raise an additional $5 MM, for a total of $15 million. RMX will close on the C$10.0 private placement regardless of whether the additional C$5.0 million is raised. RMX will apply to the TSX for price protection in connection with this private placement and use all reasonable efforts to obtain this price protection.

4)	Valuations: Alaska assets: C$22MM

Nevada assets: C$6MM

Cash: C$10MM (minimum non-brokered) up to C$15MM (maximum non-brokered).
Pricing C$0.70
One ½ share purchase warrant per unit. Each full warrant exercisable at C$1.50 for 2 years from date of issuance.

5)	Subject to conditions listed below, post-transaction, RMX will attempt to obtain the rights and the requisite shareholder approval to change its name to ‘Homestake’.

6)
McEwen agrees to vote or cause shares under his direct or indirect control to support the management and management proposed board slate for 2 Years from the date of the closing of the private placement referred to in paragraph 3 above, subject to the following conditions: (i) McEwen shall have the right to nominate one designee to be a board member; (ii) McEwen shall vote in support of the grant of new Rubicon stock options where such new options do not exceed 5% of the issued and outstanding shares of Rubicon post closing; and (iii) McEwen shall not be obligated to vote in support of major corporate transactions requiring RMX shareholder approval.

7)	Rob McEwen agrees to be appointed as a special advisor to the Company for a minimum of two years.

8)
RMX provides to McEwen a right of first refusal to participate pro rata in future financings, equity or debt, provided McEwen holds a minimum 10% equity interest on an undiluted outstanding share basis.

9)
RMX agree to commit to a minimum $5MM Red Lake budget in the first twelve months post-closing of the deal. Minimum budgets for the other properties will $2.5MM for AK for each of 2 years and $0.5MM for Nevada for the first year post closing. Future programs will be results dependant.

10)	This agreement is subject to:

-	Legal and title due diligence to the sole satisfaction of each party
-	Rubicon Board of Director approval
-	Lexam Board of Director approval
-	Regulatory approvals
-	Rubicon and if applicable Lexam Shareholder approvals
-	Confirmation of non trigger to RMX shareholder rights plan
-	Confirmation of no tax consequences related to the RMX Plan of Arrangement.
-	Confirmation of transferability of Rimfire option to Rubicon.
-	3% break fee payable by Rubicon in cash or shares at its election if the deal is not approved by Rubicon shareholders.

11)  McEwen’s legal fees are to be paid from the private placement proceeds, but they shall be capped at $65,000.

12)   A news release shall be mutually agreed upon shall include a quote by Rob McEwen. Quote is to be provided by Rubicon and approved by Rob McEwen

13) Marketing trip to be carried out with CEO and McEwen post closing, subject to availability